Exhibit 99.1

Alterity Therapeutics to Participate in the Sachs Associates 5th Annual Neuroscience Innovation Forum

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 15 March 2022: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced that David Stamler, M.D., Chief Executive Officer will participate in the Sachs Associates 5th Annual Neuroscience Innovation Forum.

At the conference, Dr Stamler will be featured on a panel entitled, “Progress with PD & Movement Disorders.” He will also present a company update and participate in investor and business development meetings.

The conference is taking place Tuesday, 22 March and Wednesday, 23 March 2022 in a digital format.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders. Alterity also has a broad drug discovery platform generating patentable chemical compounds to intercede in disease processes. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Contact: Investor Relations

Australia	US
Rebecca Wilson	Remy Bernarda
E: WE-AUAlterity@we-worldwide.com	remy.bernarda@iradvisory.com
Tp: +61 417 382 391	Tp: +1 (415) 203-6386